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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pretium Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 Columbus Circle 19th Fl
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Agnieszka Jackowska	(917) 891-1463	ajackowska@pretium.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PRICEWATERHOUSE COOPERS LLP
(Name – if individual, state last, first, and middle name)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Agnieszka Jackowska, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pretium Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]

Notary Public

CAROL A. MAROTTA
Notary Public, State of New York
No. 01MA6004208
Qualified in Richmond County
My Commission Expires March 23, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Pretium Securities, LLC

Financial Statements
As of and for the Year Ended December 31, 2024

Pretium Securities, LLC
Table of Contents
December 31, 2024

Page(s)



Report of Independent Registered Public Accounting Firm

To the Managing Member of Pretium Securities, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Pretium Securities, LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 26, 2025

We have served as the Company's auditor since 2023.

Pretium Securities, LLC
Statement of Financial Condition
As of December 31, 2024

Assets

Cash	$	1,312,331
Other assets		10,633
Total assets	$	1,322,964

Liabilities and Equity

Liabilities

Due to affiliates	$	4,323
Accrued expenses and other liabilities		119,856
Total liabilities		124,179

Commitments and contingencies (Refer to Note 7)

Equity

Member's equity		1,198,785
Total equity		1,198,785
Total liabilities and equity	$	1,322,964

The accompanying notes are an integral part of these financial statements.

Pretium Securities, LLC
Notes to Financial Statements
Year Ended December 31, 2024

1. **Organization and Nature of Business**

    Pretium Securities, LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Pretium Partners, LLC (the "Managing Member" and "Parent"). The Parent is a wholly owned subsidiary of Pretium Holdings, LP (the "Ultimate Parent").

    The Company limits its business activities exclusively to providing private placement of securities.

    Summary of Significant Accounting Policies

    Basis of Presentation

    The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    Cash

    The Company considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. The Company invests its cash primarily in deposits and with commercial banks. At times, cash balances held at banks and financial institutions may exceed federally insured amounts. The Company believes that credit risk is mitigated by depositing cash in or investing through major financial institutions. Cash has no restrictions. As of December 31, 2024, the Company has no cash equivalents.

    Use of Estimates

    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

    Recent Accounting Pronouncements

    Adopted

    In November 2023, the FASB issued 2023-07, Segment Reporting (Topic 280): *Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 provides enhanced disclosure requirements for reportable segments by requiring entities that file financial statements with the SEC to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included in each reported measure of segment profit or loss. The Company has disclosed its segment reporting requirements in line with ASU 2023-07 in Note 3 below.

2. **Related Party Transactions**

    The Company has entered into an expense sharing agreement with the Parent whereby the Parent provides substantially all administrative services, including personnel and occupancy, and the Company has agreed to reimburse the Parent for the costs of such services. As provided in this agreement, the Company has allocated these expenses on a reasonable basis that equates the proportional cost of the service or product to the proportional use of or benefit derived from the service or product. Generally, this proportionate use is derived based on employee hourly activity.

Liabilities are included in due to affiliates on the Statement of Financial Condition.

3. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including providing private placement of securities. The Company has identified its Chief Financial Officer, as the CODM, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The measure of segment assets is reported on the Statement of Financial Condition as the total assets. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

4. Member's Equity

The Company received no contributions from the Parent for the year ended December 31, 2024.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. At December 31, 2024, the Company had net capital of $1,188,152 and a minimum net capital requirement of $8,279. The ratio of aggregate indebtedness to net capital was 0.1045:1.

6. Regulatory Requirements

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing private placement of securities. During the reporting period, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

7. Commitment and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, management believes the risk of loss from these arrangements to be remote.

8. Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2025, which is the date the financial statements were available to be issued and noted no material items requiring adjustment of the financial statements.